777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com
July 11, 2024
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
RE:	Annual Report – YCG Funds
Ladies and Gentlemen:
On behalf of our client, YCG Funds (the “Trust”), and its sole series, the YCG Enhanced Fund (the “Fund”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Fund’s annual report and related filings (collectively, the “Filings”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1. With respect to the Fund, the Staff notes that the Fund has been identified as a non-diversified fund in the annual report.  That said, it appears the Fund is operating as a diversified fund.  If the Fund has been operating as diversified fund for more than three years, confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.  Please see Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 thereunder.
Response:  The Fund monitors compliance with Section 13(a)(1) and Rule 13a-1, and the Fund has not operated as a diversified fund for more than three years.  If at any point the Fund has operated as a diversified fund for more than three years, the Fund will receive shareholder approval prior to changing its status back to non-diversified.
2. Note 4 to the Notes to Financial Statements includes disclosure that the Fund’s investment adviser “is entitled to the reimbursement of fees waived or reimbursed by the Adviser to the Fund subject to the limitations that (1) the reimbursement is made only for fees and expenses incurred not more than thirty-six months following the month in which the reimbursement occurred, and (2) the reimbursement may not be made if it would cause the Fund’s annual expense limitation to be exceeded.”  Please replace Item (2) of this disclosure with the following disclosure: “(2) the reimbursement is limited to the lesser of the expense cap in effect at the time of the waiver, and the expense cap in effect at the time of recapture.”
Response:  In the future filings, the Fund will revise the disclosure as requested.

July 11, 2024 Page 2
Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filing.

Sincerely, /s/ Peter D. Fetzer Peter D. Fetzer

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